
Unlocking Value

Southwestern Energy Company

Raymond James Institutional Investors Conference

March 5, 2003

NYSE: SWN

Forward-Looking Statements

This presentation includes certain statements that may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than historical financial information, may be deemed to be forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should carefully consider the risk factors and other information set forth in the Company’s Form 10-K in connection with an investment in the shares of the Company’s Common Stock. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, the timing and extent of changes in commodity prices for gas and oil, the timing and extent of the Company's success in discovering, developing, producing, and estimating reserves, property acquisition or divestiture activities that may occur, the effects of weather and regulation on the Company's gas distribution segment, increased competition, legal and economic factors, governmental regulation, the financial impact of accounting regulations and critical accounting policies, changing market conditions, the comparative cost of alternative fuels, conditions in capital markets and changes in interest rates, availability of oil field services, drilling rigs, and other equipment, as well as other factors beyond the Company’s control, and any other factors listed in the reports the Company has filed or may file with the SEC, which are incorporated by reference.

About Southwestern

- **Focused on domestic production of natural gas.**
  - **415.3 Bcfe of reserves; 90% natural gas; 10.4 R/P.**
- **Strategy built on organic growth through the drillbit.**
  - **Low-risk development balanced with high-potential exploration.**
- **Track record of adding significant reserves at low costs.**
  - **Since 1999, we've averaged production growth of 7% per year, 197% reserve replacement, F&D cost of $1.07 per Mcfe.**
- **Recent successful follow-on equity offering to accelerate development drilling at Overton Field.**
- **Strategy built on the Formula:** $\frac{R^2}{A} \rightarrow V^+$

The *Right People* doing the *Right Things*, wisely investing the cash flow from the underlying *Assets* will create *Value +*.

About Southwestern

E&P Segment

- 2002 Reserves: 415.3 Bcfe
- 90% Natural Gas
- 2002 Production: 40.1 Bcfe (1)
- Reserve Life: 10.4 years

Arkoma

Reserves - 188.7 Bcf (45%)
Production - 19.8 Bcf (49%)

Utility Segment

- 140,000 customers in N. Arkansas
- Territory includes 6th fastest growing region in U.S.
- Filed rate case in November 2002


Gas Distribution
Ozark Pipeline

East Texas

Reserves - 111.0 Bcfe (27%)
Production - 5.9 Bcfe (15%)

Permian

Reserves - 57.1 Bcfe (14%)
Production - 6.9 Bcfe (17%) (1)

Gulf Coast

Reserves - 58.5 Bcfe (14%)
Production - 7.5 Bcfe (19%)

- Arkoma: Maintain our strong position through workovers and low-risk development drilling.
- East Texas (Overton): Grow through low-risk infill drilling.
- Permian: Focus on medium-risk exploration.
- Gulf Coast: Grow through high-potential exploration.

(1) Includes 2.0 Bcfe of production related to Mid-Continent properties sold during 2002.

Proven Track Record

For the Periods Ended December 31



Production (Bcfe)
32.9
35.7
39.8
40.1
1999
2000
2001
2002
Reserve Replacement
150%
196%
224%
209%
1999
2000
2001
2002
Reserve Additions (Bcfe)
49.3
70.1
89.3
83.7
1999
2000
2001
2002
F&D Cost ($/Mcfe)
$1.20
$0.99
$1.11
$1.02
1999
2000
2001
2002

Note: Reserve data excludes reserve revisions.

Capital Investments



160
120
80
40
0
($ Millions)
$75.7
$92.5 (1)
$92.1
$145.6
2000
2001
2002
2003
Budget
Utility & Corporate
Property Acquisitions
Capitalized Expenses
Leasehold & Seismic
Development Drilling
Exploration Drilling



East Texas
53%
Arkoma
16%
Gulf
Coast
15%
Permian
3%
Other
E&P
7%
Utility
6%

- **E&P capital program heavily weighted to low-risk drilling in 2003:**
  - ➤ **Low-risk Arkoma ($22.6 MM, 16%) and East Texas ($78.0 MM, 53%),**
  - ➤ **Medium-risk Permian Basin ($4.8 MM, 3%) and**
  - ➤ **Higher-risk, but larger potential Gulf Coast ($21.7 MM, 15%).**
- **Over 83% of E&P capital allocated to drilling in 2003.**
- **Identified exploration inventory has a net reserve exposure of 196 Bcfe.**
- **Utility provides predictable earnings and cash flow.**

(1) Net of $13.5 million reimbursement from Overton Field partnership.

Overton Field - An Impact Project


TX
Overton Field
16,500 Acres
South
Overton
Farm-in Acreage
5,800 Acres
LEGEND
Existing Wells at Year-End 2002
Development Locations for 2003-2004

Overton Development Potential	Well Count	Approx. Spacing (Acres)	Reserve Potential (Net Bcfe)
Original Wells	16	640	22
2001 Development	15	400	36
2002 Development	18	250	53
2003 Proposed Development	**47**	**120***	**83***
2004 Proposed Development	**53**	**80***	**85***
TOTAL	**149**	**80***	**279**

* In higher potential areas.

- **Purchased for $6.1 million in 2000 (developed at 640-acre spacing).**
- **Drilled 15 wells in 2001 and 18 wells in 2002 with 100% success (3-year average F&D cost of $0.63 / Mcfe).**
- **Opportunity to downspace to 80-acre spacing (100+ additional wells).**

Current Overton Drilling Economics

Revenues	$4.00 per Mcfe
Production costs	$0.30 per Mcfe
Cash netback	$3.70 per Mcfe
F&D costs	$0.85 per Mcfe

Results:

Completed Well Cost	*Pretax ROR*	*Pretax PVI*
$1.5 MM(1)	*35%*(2)	*1.9*(2)

(1) Current completed well cost estimate.
(2) Assumes $4.00 per Mcf flat pricing and gross EUR of 2.2 Bcfe per well.

Overton Field Gross Production


MMcfe/d
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Overton Net Production
Bcfe
2000 0.3
2001 2.3
2002 5.9
2003 Forecast (1) 10 - 13
2004 Forecast (1) 18 - 20
Potential Rate with Accelerated Drilling Program
Estimated Rate with 18 Well/Year Program
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04

Total Wells

18 Well Drilling Program	31	49	67	85
Accelerated Drilling Program [(1)]	31	49	96	149

Overton Field - Improved Drilling Results


Depth
(feet)
Drilling Days versus Depth
0
1000
2000
3000
4000
5000
6000
7000
8000
9000
10000
11000
12000
13000
• Reduced drilling time by > 50%.
• Increased initial production by 200%.
• Gross EUR 2.2 Bcfe per well.
FINA Avg - 55 Days
2001 Avg - 35 Days
2002 Avg - 27 Days
0
5
10
15
20
25
30
35
40
45
50
55
60
Days

Arkoma Basin


Arkoma Basin
3-Year Avg Results
Reserve Replacement: 97%
LOE Cost (incl. Taxes) ($/Mcf): $0.30
F&D Cost ($/Mcf): $1.08
OK
AR
Fairway
Oklahoma
Arkansas
Haileyville
Success: 16/24
Net EUR: 9.3 Bcf
F&D/Mcf: $.82
Ranger Anticline
Success: 12/15
Net EUR: 14.5 Bcf
F&D/Mcf: $.82

- **"Legacy asset" that provides SWN with a stable production/reserve base and low-risk drilling opportunities with some upside exploration potential.**
- **Competitive advantages:**
  - **60 years of experience in the basin.**
  - **Large acreage position of 385,000 gross acres and 263,000 net acres.**
- **2003 capital program includes drilling 30 wells and 60 workovers.**

Gulf Coast Exploration

Gulf Coast	*3-Year Avg Results*
Reserve Replacement:	246%
LOE Cost (incl. Taxes) ($/Mcfe):	$0.65
F&D Cost ($/Mcfe):	$1.83


LEGEND
Discovery
2003 Prospect
3D Seismic Acquired/Purchased in 2002
Existing 3D Seismic
Horeb
Havilah
N. Grosbec
Gloria
Cheniere (2)
Crowne
Duck Lake
Malone

- **8 discovery wells out of last 19 wildcats drilled in South Louisiana.**
- **Exploration inventory with net reserve potential of over 170 Bcfe in 2003.**
- **Duck Lake 3-D project data now in-house:**
  - **135-square mile 3-D survey in a highly prospective area in St. Martin and St. Mary Parishes.**
  - **SWN is operator and owns a 50% working interest. Drilling to commence in 2003.**
- **Acquired license to over 1,000 square miles of 3-D shelf data in 2002.**

Exploration Potential - 196 Net Bcfe

Prospect Name	Operator	Spud Date	Working Interest	Depth	Objective	Unrisked Reserve Potential (Bcfe) Gross	Net
Arkoma Basin							
Midway	SWN	1Q 2003	60.0%	11,400	Atoka	20.0	10.5
Permian Basin							
Birds of Prey	SWN	Drilling	100.0%	5,000	Cherry Canyon	6.0	5.0
S. Roepke	SWN	Completing	50.5%	8,100	Devonian	4.0	1.6
Gaucho Deep	Devon	3Q 2003	25.0%	15,000	Devonian	30.0	6.0
Gulf Coast							
Jericho	SWN	Dry	35.0%	14,300	Frio	-	-
Shiloh	SWN	Drilling	75.0% (1)	14,000	Cris R	164.0	92.3
Ben Nevis	SWN	3Q 2003	50.0%	12,900	Miocene	45.0	16.9
Duck Lake (3)	SWN	3-4Q 2003	50.0%	16,000	Planulina	95.0	35.6
N. Shiloh	SWN	4Q 2003	75.0%	13,500	Planulina	50.0	28.1
					Total Reserve Potential	414.0	196.0

(1) SWN's % share of drilling and completion costs is 62.5%

How Have We Been Doing?


PVI ($/$)
F&D ($/Mcfe)
Reserve
Replacement (%)
$2.50
$2.00
$1.50
$1.00
$0.50
250%
200%
150%
100%
50%
New Management
New E&P Team
New Strategy
1997
1998
1999
2000(1)
2001
2002
F&D Cost
Reserve Replacement
PVI

Note: All metrics calculated exclude reserve revisions.

(1) PVI metrics calculated using pricing in effect at year-end (except for 2000 which was calculated at $3.00 per Mcf natural gas price).

Unit Cost Comparison - SWN is Competitive



$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$6.46
$4.71
$3.27
$3.12
$2.72
$2.25
$3.75
$3.21
$2.36
SWN

	Magnum Hunter (1)	Cimarex (3)	St. Mary	Westport	Chesapeake (2)	XTO	Mean	Median	**Southwestern (4)**
Interest	$0.64	$0.02	$0.05	$0.36	$0.60	$0.23	$0.32	$0.30	**$0.41**
G&A	0.22	0.22	0.22	0.18	0.12	0.22	0.20	0.22	**0.32**
Operating	1.12	0.69	0.97	0.89	0.65	0.78	0.85	0.83	**0.64**
F&D	4.48	3.79	2.03	1.69	1.35	1.01	2.39	1.86	**0.99**

Source: RBC Capital Markets

Note: Income statement data for the LTM ended 9/30/02 unless otherwise indicated. Finding cost data includes revisions and is for the year ended 12/31/01.

(1) LTM income statement data pro forma for the acquisition of Prize Energy Corp.

(2) LTM income statement data pro forma for the acquisition of Canaan Energy Company.

(3) Due to insufficient disclosure, Cimarex Energy Co. drilling data is not pro forma for the merger and instead is historical data for Key Production Company, Inc.

(4) Data for the year ended 12/31/02.

Outlook for 2003

- **Production Targets:**
  - 42 - 44 Bcfe in 2003 (estimated growth of 5% to 10%).
  - 50 - 55 Bcfe in 2004 (estimated growth of 20% to 25%).

	2002 Actual	2003 Guidance NYMEX Commodity Price Assumptions		
	$3.22 Gas [1] $25.27 Oil [1]	$3.50 Gas $22.00 Oil	$4.25 Gas $24.50 Oil	$5.00 Gas $28.00 Oil
➤ Earnings	$14 MM	$25 MM	$35 MM	$48 MM
➤ EPS	$.55	$.73	$1.02	$1.40
➤ Operating Income	$47 MM	$62 MM	$78 MM	$98 MM
➤ Cash Flow	$80 MM	$101 MM	$118 MM	$138 MM
➤ EBITDA	$100 MM	$120 MM	$137 MM	$157 MM

Note: Per share estimates for 2003 assume 34.2 million weighted average diluted shares outstanding (includes 9.5 million shares issued in follow-on offering assuming the full exercise of the underwriters' over-allotment option). Cash flow is before changes in working capital.

(1) The average realized prices for our gas and oil production, after the effect of commodity hedge losses and basis differentials, were $3.00 per Mcf and $21.02 per Bbl, respectively, in 2002.

Gas Hedges in Place Through 2004



MMcf
10,000
8,000
6,000
4,000
2,000
0
$3.25/$5.05 1.5 Bcf
$3.00/$4.75 1.0 Bcf
$3.00/$4.65 1.0 Bcf
$4.29 1.4 Bcf
$3.18 .75 Bcf
$3.20 1.5 Bcf
$4.00/$5.85 1.0 Bcf
$3.25/$5.05 1.5 Bcf
$3.00/$4.75 1.0 Bcf
$3.00/$4.65 1.0 Bcf
$3.92 1.1 Bcf
$3.18 .75 Bcf
$3.20 1.5 Bcf
$4.00/$5.85 1.0 Bcf
$3.25/$5.05 1.5 Bcf
$3.00/$4.75 1.0 Bcf
$3.00/$4.65 1.0 Bcf
$3.99 .9 Bcf
$3.18 .75 Bcf
$3.20 1.5 Bcf
$4.00/$6.20 1.0 Bcf
$3.25/$5.05 1.5 Bcf
$3.00/$4.75 1.0 Bcf
$3.00/$4.65 1.0 Bcf
$4.16 .7 Bcf
$3.18 .75 Bcf
$3.20 1.5 Bcf
$4.00/$6.50 1.5 Bcf
$3.75/$4.55 1.0 Bcf
$3.25/$4.75 1.0 Bcf
$4.02 1.0 Bcf
$4.27 .6 Bcf
$4.28 .25 Bcf
$4.00/$6.50 1.5 Bcf
$3.75/$4.55 1.0 Bcf
$3.25/$4.75 1.0 Bcf
$4.02 1.0 Bcf
$3.79 .6 Bcf
$3.81 .25 Bcf
$4.00/$6.50 1.5 Bcf
$3.75/$4.55 1.0 Bcf
$3.25/$4.75 1.0 Bcf
$4.02 1.0 Bcf
$3.83 .5 Bcf
$3.85 .25 Bcf
$4.00/$6.50 1.5 Bcf
$3.75/$4.55 1.0 Bcf
$3.25/$4.75 1.0 Bcf
$4.02 1.0 Bcf
$4.05 .5 Bcf
$4.06 .25 Bcf
1Q 2003
2Q
3Q
4Q
1Q 2004
2Q
3Q
4Q
NYMEX
Fixed Price
Collar

	Type	Hedged Volumes	Average Price per Mcf (or Floor / Ceiling)	Percent of Total Production Hedged
2003	Swaps	13.3 Bcf	$3.47	30 - 35%
	Collars	17.1 Bcf	$3.26 / $5.05	40 - 45%
2004	Swaps	7.2 Bcf	$4.00	10 - 15%
	Collars	14.0 Bcf	$3.71 / $5.44	25 - 30%

Note: Southwestern has approximately 340,000 barrels of oil hedged at a fixed WTI price of $26.58 per barrel in 2003.

Summary of Follow-On Offering

- Captures Overton value in a high commodity price environment.
  - PVI = 1.9 @ $4.00 gas price.
- Accelerates production and reserve growth.
- Improves balance sheet and financial flexibility.
  - Debt-to-capital ratio improves to 48.6% (pro forma) from 65.9% at 12/31/02.
- Improves liquidity - 42 new institutional holders added.